UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING THE 26TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

On May 13, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a press release regarding the 26th ordinary general meeting of shareholders, to be held on June 23, 2011. Attached is an English translation of the press release filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: May 13, 2011

May 13, 2011

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING THE 26TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

Nippon Telegraph and Telephone Corporation hereby announces that at the Board of Directors’ meeting held on May 13, 2011, the date, time, venue and purpose of the 26th Ordinary General Meeting of Shareholders were determined as stated below.

Particulars

1. Date, Time and Venue of the Meeting:

(1) Date and Time:	10:00 a.m. on Thursday, June 23, 2011

(2) Venue:	International Convention Center PAMIR
Grand Prince Hotel New Takanawa
13-1, Takanawa 3-chome, Minato-ku, Tokyo

2. Purpose of the Meeting:

(1) Matters to be reported

(i)	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statements of changes in equity, notes to consolidated financial statements and audit results of independent auditors and corporate auditors for the 26th fiscal year (from April 1, 2010 to March 31, 2011)

(ii)	Report on the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statements of changes in shareholders’ equity and other net assets, and notes to non-consolidated financial statements for the 26th fiscal year (from April 1, 2010 to March 31, 2011)

(2) Matters to be resolved

First Item	Appropriation of Retained Earnings

i) Year-end dividends

• 60 JPY per one share of common stock.

ii) Items concerning the appropriation of retained earnings

• Increase in retained earnings and its value

Accumulated earned surplus: 600 billion yen

• Decrease in retained earnings and its value

Other reserve: 600 billion yen

Second Item	Election of Five Corporate Auditors

Shunsuke Amiya (Candidate to be re-appointed as full-time Corporate Auditor)
Yoshitaka Makitani (Candidate to be appointed as Corporate Auditor)
Shigeru Iwamoto (Candidate to be re-appointed as Corporate Auditor)
Toru Motobayashi (Candidate to be re-appointed as Corporate Auditor)
Michiko Tomonaga (Candidate to be appointed as Corporate Auditor)

3. Other Matters

“Notice of Convocation of the 26th Ordinary General Meeting of Shareholders” will be dispatched in early June 2011.

For further information, please contact:
Masaru Nara or Akio Iijima
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581